Filed by Verilink Corporation (Commission File No. 000-28562)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Larscom Incorporated
(Commission File No. 001-12491)

     Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the Securities and Exchange Commission (“SEC”) reports of Verilink Corporation (“Verilink”), including its Form 10-K for the fiscal year ended June 27, 2003 and Form 10-Q for the quarter ended January 2, 2004, filed with the SEC on September 24, 2003 and April 22, 2004, respectively, and in the SEC reports of Larscom Incorporated (“Larscom”), including its Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 31, 2004. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

     Verilink filed an Agreement and Plan of Merger and two voting agreements, all under cover of a Current Report on Form 8-K on April 30, 2004. Each of these agreements is incorporated by reference into this filing.

     The above-referenced Current Report on Form 8-K contained the following summary description of the proposed merger transaction with Larscom, which was qualified in its entirety by reference to the agreements attached as Exhibits 2.1, 2.2 and 2.3 to such Current Report on Form 8-K.

     On April 29, 2004, Verilink and Larscom issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of April 28, 2004 (the “Merger Agreement”), by and among Verilink, SRI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Verilink (“Merger Sub”), and Larscom. Pursuant to the terms and conditions of the Merger Agreement, Larscom will merge with and into Merger Sub (the “Merger”), with Larscom surviving as a wholly-owned subsidiary of Verilink. As a result of the Merger, each issued and outstanding share of Larscom Common Stock, par value $0.01 per share (“Larscom Common Stock”), will be automatically converted into 1.166 shares of Verilink Common Stock, par value $0.01 per share (“Verilink Common Stock”), subject to certain adjustments.

     The consummation of the Merger is subject to the approval of the stockholders of Verilink and Larscom, SEC clearance and other customary closing conditions. The Merger is intended to be a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and is expected to be treated as a purchase for financial accounting purposes, in accordance with generally accepted accounting principles.

     In connection with the Merger Agreement, certain stockholders of Larscom, representing over 50% of the voting power of outstanding Larscom Common Stock, entered into a voting agreement with Verilink in which, among other things, the stockholders agreed, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, to vote their shares of Larscom Common Stock in favor of the adoption of the Merger Agreement. Certain Verilink stockholders, representing over 15% of the voting power of outstanding Verilink Common Stock, also entered into a voting agreement with Larscom in which, among other things, the stockholders agreed, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, to vote their shares of Verilink Common Stock in favor of adoption of the Merger Agreement.

Additional Information about the Merger and Where to Find It

     Verilink plans to file a Registration Statement on Form S-4 with the SEC in connection with the merger, and Verilink and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Verilink and Larscom concerning the proposed merger transaction. INVESTORS AND SECURITY HOLDERS OF VERILINK AND LARSCOM ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERILINK, LARSCOM, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verilink by directing a written request to: Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758. Investors and security holders may obtain free copies of the documents filed with the SEC by Larscom by directing a written request to: Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

     In addition to the Registration Statement and Joint Proxy Statement/Prospectus, Verilink and Larscom file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Verilink and Larscom at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Verilink’s and Larscom’s filing with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s web site at www.sec.gov.

Interests of Certain Persons in the Merger

     Verilink and Larscom will be soliciting proxies from the stockholders of Verilink and Larscom in connection with the merger and issuance of shares of Verilink common stock in the merger. In addition, the respective directors and executive officers of Verilink and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of Verilink is set forth in the proxy statement for the annual meeting of stockholders filed on October 10, 2003. Information about the directors and executive officers of Larscom is set forth in the Larscom Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. The directors and executive officers of Verilink and Larscom have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of Verilink and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Verilink Board of Directors, option and stock holdings and indemnification.